June 16, 2010

Mr. John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Discover Financial Services

Form 10-K for Fiscal Year Ended November 30, 2009

File No. 001-33378

Dear Mr. Nolan:

Discover Financial Services (the “Company”) is pleased to respond to your letter dated June 3, 2010. For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and headings used in your letter. We appreciate the Staff’s assistance in our continuing efforts to provide comprehensive and transparent disclosure, which has always been our goal.

Item 7.	Management’s Discussion and Analysis

Loan Quality – Delinquencies, page 69

1.	We note your response to our prior comments 1 and 2 from our letter dated April 29, 2010 related to loans modified under your temporary modification and consumer credit counseling agencies (CCCA) programs. Please tell us and revise future filings to disclose whether the allowance for loan losses related to these loans is not materially different than it would have been if the allowance had been calculated under ASC 310 (SFAS 114).

In considering the appropriate level of reserves, loans that have been modified under our Consumer Credit Counseling Agencies (“CCCA”) and temporary hardship programs are included in the credit card loan pool analyzed under ASC 450-20 (“SFAS 5”). Given the amount of receivables in CCCA programs and the overall credit quality of these loans, the measurement of impairment under ASC 310-40 (“SFAS 114”), if that guidance had been applied, would not be materially different than the estimate of allowance for loan losses that is computed by analyzing these loans as part of the SFAS 5 pool. Given the short term nature of the temporary hardship program concessions and the amount of receivables involved, the measure of impairment under ASC 310-40, if that guidance had been applied, would not be materially different than the estimate of allowance for loan losses computed by analyzing these loans as part of the SFAS 5 pool.

The measurement of impairment under ASC 310-40, if that guidance had been applied to these two programs combined, would result in an increase to the allowance for loan loss of less than 0.5% of the February 28, 2010 balance. Similarly the impact to the allowance for loan loss at November 30, 2009, which is before the adoption of FAS 167 and our change in estimate for loan loss, is less than 1.5% of the balance.

We will enhance our disclosures in Management’s Discussion and Analysis beginning with our periodic report on Form 10-Q for the quarter ended May 31, 2010. An excerpt from our proposed revised disclosure is included below.

Modified and restructured loans

We hold various credit card loans for which the terms have been modified, including some that are accounted for as troubled debt restructurings. Our modified credit card loans include loans for which temporary hardship concessions have been granted and loans in permanent workout programs. Eligibility, frequency, duration and offer type for both of these programs are offered in compliance with stated regulatory guidelines.

Temporary hardship concessions primarily consist of a reduced minimum payment and an interest rate reduction, both lasting for a period no longer than twelve months. These short term concessions do not include the forgiveness of unpaid principal, but may involve the reversal of certain unpaid interest or fee assessments. At the end of the concession period, loan terms revert to standard rates. These arrangements are automatically terminated if the customer makes two consecutive late payments, at which time their account reverts back to its original terms. In assessing the appropriate allowance for loan loss, these loans are included in the general pool of credit cards with the allowance determined under the contingent loss model of ASC 450-20, Loss Contingencies (guidance formerly contained in FASB Statement No. 5). We do not consider these loans in the troubled debt restructuring (“TDR”) pool. If we applied accounting under ASC 310-40, Troubled Debt Restructurings by Creditors (guidance formerly contained in FASB Statement No. 114), to loans in this program, there would not be a material difference in the allowance. Loans for which temporary hardship concessions were granted comprised less than 1% of our total credit card loans at May 31, 2010 and November 30, 2009.

In contrast to temporary hardship concessions, our permanent workout programs entail more significant and permanent concessions including changing the structure of the loan to a fixed payment loan with a maturity no longer than 60 months. The concessions associated with a permanent workout also include a significant reduction in interest rate and possible waivers of unpaid interest and fees. We account for permanent workout loans as TDRs and as a result, we measure impairment of these loans based on the discounted present value of cash flows expected to be received on them. Loans in permanent workout programs comprised less than 1% of our total credit card loans at May 31, 2010 and November 30, 2009.

We also participate with consumer credit counseling agency (“CCCA”) programs in an effort to assist customers to proactively manage their credit card balances. The vast majority of loans entering CCCA programs are not delinquent at the time of enrollment, and our charge-off rate on these loans is comparable or less than our overall credit card receivables portfolio. These loans continue to meet original minimum payment terms and do not normally include waiver of unpaid principal, interest or fees. In assessing the appropriate allowance for loan loss, these loans are included in the general pool of credit cards with the allowance determined under the contingent loss model. We do not consider these loans in the TDR pool. If we applied TDR accounting to loans in this program, there would not be a material difference in the allowance. Credit card loans modified under CCCA programs comprised approximately 1.5% of our total credit card loans at May 31, 2010 and November 30, 2009.

* * * * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (224) 405-1076. In addition, we would be pleased to arrange a conference call or meet with you if this will facilitate your review. We appreciate this opportunity to work with you in making the Company’s disclosures more comprehensive and transparent.

Sincerely,

/S/ ROY A. GUTHRIE
Roy A. Guthrie
Executive Vice President and
Chief Financial Officer

cc:	Ms. Brittany Ebbertt, Securities and Exchange Commission

Mr. John S. England, Deloitte & Touche LLP

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